March 15, 2024

VIA EDGAR
==========
Beckie Marquigny
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Marquigny,
On December 29, 2023, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the North Shore Equity Rotation ETF (the “Fund”). On February 14, 2024, you provided oral comments, and we filed correspondence responding to those comments on March 8, 2024. On March 13, 2024, you provided additional comments based on our responses. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. The Fund’s investment objective states that it seeks to outperform the S&P 500 Index over full market cycles by investing in various sectors of the equity market. Please also disclose what constitutes a full market cycle (e.g. do all four stages have to be completed? What if the market doesn’t move linearly such as moving from stage 1 to stage 2 and then back to stage 1 rather than progressing to stage 3?).
Response. The Registrant has removed the reference to full market cycles as the Fund seeks to outperform the S&P 500 on a constant basis at each stage of the market cycle identified in the prospectus, not over a certain time period.
Comment 2. In the introduction to the fee table, please bold the third sentence.
Response. The Registrant has revised the disclosure as requested.
Comment 3. In the first sentence of “Portfolio Turnover”, please change “may” to “will”.
Response. The Registrant has revised the disclosure as requested.

Comment 4. Please add a clear statement to the beginning of the strategy that states the Fund’s investment thesis succinctly.
Response. The Registrant has added the following disclosure:
The Fund’s Advisor seeks to identify, in its opinion and based on its research, in which stage of the business cycle the U.S. economy is currently and in which stage of the business cycle the U.S. economy is going to be in the near future. The Advisor then selects securities for the Fund within the sectors that have historically performed well in that stage of the business cycle.
Comment 5. In “Principal Investment Strategies”, it notes in the 80% test that the Fund may invest in equity securities indirectly through ETFs. Please add disclosure clarify how the Fund will count ETFs for purposes of its 80% test.
Response. The Registrant has added the following disclosure:
The Fund will look through to an ETF’s underlying holdings to determine the Fund’s compliance with its 80% policy.
Comment 6.  In “Principal Investment Strategies”, in the second paragraph, please clarify the difference between “economic indicators” and “leading economic indicators”.
Response. The Registrant has added the following disclosure:
Current economic indicators indicate what the current state of the economy is, and leading economic indicators indicate what the state of the economy is going to be in the near future.
Comment 7. In “Principal Investment Strategies”, it describes how the Adviser selects securities based on which of four stages within the typical business cycle the Adviser believes the economy is in. Please explain what a “typical” market cycle means vs atypical given that the Advisor does not follow a different investment protocol for atypical market cycles.
Response. The Registrant has revised the disclosure to remove reference to “typical” as they are all stages of every business cycle. The Registrant has added the following disclosure:
These stages do not necessarily all occur before returning to a prior stage of the cycle (for instance, the market may return to the recessionary stage after the recovery stage rather than moving on to the expansionary stage). The order of the stages can also vary.
Comment 8. In “Principal Investment Strategies”, it notes that the Fund invests in both domestic and foreign equity securities. Given that the Fund’s investment thesis centers on the Adviser’s view of US market cycle stages, please explain how the foreign securities in which the Fund invests respond to these US market cycles.

Response. The Registrant has added the following disclosure:
The Fund’s investments in equity securities include both domestic and foreign securities. The Advisor may select both foreign and domestic securities in a given sector that is expected to perform well in a given stage of the business cycle. Foreign markets often exhibit a positive correlation with the U.S. market (meaning they often behave similarly). This means that the Advisor would expect a foreign security in a given sector to benefit from a given market cycle stage in a similar manner to how a domestic security in a given sector would be expected to benefit. A particular foreign security may, however, present a unique investment opportunity, such as potentially better values in certain sectors. For instance, during a recession, the utilities sector may generally perform well due to its essential service nature. In such a scenario, you might find a foreign utility company trading at a more attractive valuation compared to a similar U.S. company. The Advisor will select both domestic and foreign securities for the Fund’s portfolio depending on which provides the better investment opportunity at a given point in time.
Comment 9. Please add disclosure regarding the types of commodities in which the Fund may invest through the ETFs and ETNs and add corresponding risk disclosure. Please also revise the disclosure to define what is meant by “commodity themed”. Please also supplementally confirm whether the Fund will invest in bitcoin ETFs or other currency related ETFs.

Response. The Adviser has confirmed to the Registrant that the Fund is not expected to invest in bitcoin ETFs. The Adviser has confirmed to the Registrant that investments in commodity ETFs and ETNs will not be a principal strategy of the Fund, so the Registrant has removed the references to those securities.

Comment 10. In “Principal Investment Risks – Management Risk,” please directly discuss the role of human error by the portfolio managers such as poor or incorrect decisions in addition to the existing disclosure.

Response. The Registrant has revised the disclosure to reinsert the deleted disclosure.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

FUND SUMMARY – NORTH SHORE EQUITY ROTATION ETF INVESTMENT OBJECTIVE
The North Shore Equity Rotation ETF (the “Fund”) seeks to outperform the S&P 500
Index ~~over~~ a ~~full market cycles~~ by investing in various sectors of the equity market.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). The fees are expressed as a percentage of the Fund’s average net assets. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. These costs are not included in the expense example below.

Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses1	0.72%
Acquired Fund Fees and Expenses1	0.04%
Total Annual Fund Operating Expenses	1.51%
Fee Waiver and/or Expense Limitation2	0.57%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.94%
1. Estimated for the current fiscal year.
2. Split Rock Private Trading & Wealth Management, LLC (the “Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 0.90% of the average daily net assets of the Fund through March 31, 2025, and may be terminated by the Board of Trustees at any time. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees had been waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limit or those in place at the time of recapture.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2025. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$96	$421

Portfolio Turnover. The Fund willm~~ay~~ pay transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. Because the Fund has only recently begun operations, no historical portfolio turnover information is available. Portfolio turnover information will be provided once available.

PRINCIPAL INVESTMENT STRATEGIES

The Fund is an actively managed exchange-traded fund (“ETF”). As an actively managed fund, the Fund will not seek to replicate the performance of an index. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in U.S. and foreign equity securities. The Fund may make these investments in equity securities directly or indirectly through ETFs. The Fund will look through to an ETF’s underlying holdings to determine the Fund’s compliance with its 80% policy. The Fund’s Advisor seeks to identify, in its opinion and based on its research, in which stage of the business cycle the U.S. economy is currently and in which stage of the business cycle the U.S. economy is going to be in the near future. The Advisor then selects securities for the Fund within the sectors that have historically performed well in that stage of the business cycle.

The Fund’s goal is to outperform the S&P 500 Index primarily by overweighting and/or underweighting the sectors represented in the S&P 500 Index relative to their weightings in the index based on the Advisor’s research regarding the equity market’s current and pending economic cycles. This research entails a review of current economic indicators, such as gross domestic product (“GDP”), employment, consumer spending and inflation to assess the current phase of the business cycle. Additionally, the Advisor reviews leading economic indicators, that tend to precede changes in the overall economy, to anticipate potential shifts in the cycle. Current economic indicators indicate what the current state of the economy is, and leading economic indicators indicate what the state of the economy is going to be in the near future. The Advisor reviews this data on at least a monthly basis.

The Advisor believes that there are four distinct stages within the  ~~typical~~  business cycle:
recession, recovery, expansion, and slowdown.

1.
The Advisor identifies the recession stage to begin after two successive quarters of falling GDP. In this stage, the Fund will typically more heavily invest in equity securities in the consumer staples, utilities, and health care sectors.

2.
The Advisor identifies the recovery stage as observing increased business activity and economic growth. Increased business activity and economic growth is defined as GDP growth, rising employment, increasing consumer spending, and improving business confidence. In this stage, the Fund may strategically invest in sectors that the Adviser believes have historically performed well in both recessions and recoveries (equity securities in the real estate, technology, consumer discretionary, and materials sectors) in an effort to anticipate the transition to the next market cycle stage.

3.
The Advisor identifies the expansionary stage as observing growth of the economy beyond the recovery and is characterized by increased output, employment, and income. The Advisor believes this stage occurs when the annual GDP growth reaches about 2.5%-3%, where it believes the economy is growing at a rate that is sufficient to create jobs and boost incomes, but it is not growing so fast that it causes inflation to increase quickly. In this stage, the Fund will typically more heavily invest in equity securities in the technology and financials sectors.

4.
The Advisor identifies the slowdown stage as observing growth beginning to slow but the economy is not necessarily contracting yet. The Advisor believes this stage occurs when it observes slowing GDP growth, declining employment growth, weakening consumer spending and slowing business investment compared. In this stage, the Fund will typically more heavily invest in equity securities in the consumer staples and health care sectors.

These stages do not necessarily all occur before returning to a prior stage of the cycle (for instance, the market may return to the recessionary stage after the recovery stage rather than moving on to the expansionary stage). The order of the stages can also vary.

The market cycles vary in both depth and length and the Advisor may also vary the sectors that are more heavily weighted from cycle to cycle. The Advisor selects equity securities using a combination of fundamental (focuses on financial statements and economic indicators to assess an asset’s intrinsic value) and technical (examines share price movements and trends) indicators to identify potential investments and then examines buy- side and sell-side research to make the final selection. In addition to equity securities (which may be of any market capitalization and may include common stock, preferred stock, and convertible securities), the Fund may invest in fixed income securities directly or indirectly through ETFs, and options contracts with up to 20% of the Fund’s net assets. The fixed income securities are used to generate income, which can help to offset losses in other parts of the Fund’s portfolio. The Advisor selects fixed income securities based on its consideration of the duration and credit quality of the available fixed income securities taking into consideration the current status of interest rates, default rates, and general economy. In a rising interest rate or higher default rate environment, the Advisor would generally select more higher credit quality and lower duration fixed income securities; in a declining interest rate or lower default rate environment, the Advisor would generally select the opposite. The options are selected based on the Advisor’s predictions regarding price movements in the reference securities of the options.  ~~The Fund may also invest in commodity themed ETFs and exchange-traded notes (“ETNs”) to gain exposure to more commodity centric sectors, such as energy.~~

The Fund’s investments in equity securities include both domestic and foreign securities. The Advisor may select both foreign and domestic securities in a given sector that is expected to perform well in a given stage of the business cycle. Foreign markets often exhibit a positive correlation with the U.S. market (meaning they often behave similarly). This means that the Advisor would expect a foreign security in a given sector to benefit from a given market cycle stage in a similar manner to how a domestic security in a given sector would be expected to benefit. ~~While foreign markets often exhibit some correlation with the U.S. market, they can also~~A particular foreign security may, however,  present  a unique investment opportunityi~~es~~, ~~including~~ such as potentially better values in certain sectors. For instance, during a recession, the utilities sector may generally perform well due to its essential service nature. In such a scenario, you might find a foreign utility company trading at a more attractive valuation compared to a similar U.S. company. The Advisor will select both domestic and foreign securities for the Fund’s portfolio depending on which provides the better investment opportunity at a given point in time.

Once the Advisor makes a determination about where it believes the equity markets are in the market cycle and, therefore, in which sectors the Fund will be over or underweighted, the Advisor selects the specific securities for the Fund’s portfolio. The Fund employs an ongoing tactical approach to its individual investment selection that originates with a top- down macroeconomic approach that then transitions to selection approaches highlighted above to select the individual securities for the Fund’s portfolio. Using a top-down macroeconomic approach means that, for example, in the expansion phase of the business cycle, the Advisor may focus on energy related names due to the Advisor’s macro- economic view that more demand will come online for energy related products and services. The Adviser’s macro-economic view is based on (i) analyzing industry trends by reviewing market research reports and industry analyses to identify trends, emerging technologies, and potential disruptions within a sector and reviewing company news releases, earnings reports, and investor presentations that can provide insights into a sector's future direction and potential growth areas; (ii) evaluating economic indicators by analyzing broader economic trends like inflation, interest rates, and government policies that can impact various sectors differently and analyzing consumer spending patterns and preferences that help identify sectors likely to benefit from changing consumer behavior; and (iii) considering the regulatory environment such as changes in government regulations and policies that can significantly impact different sectors and staying informed about potential regulatory changes that might influence demand within a sector.

The Advisor repeats this process whenever it identifies a change in the business cycle stage or when it determines that a security in the Fund’s portfolio no longer meets the criteria described above upon its daily review of the Fund’s portfolio.

To generate income for the Fund, the Fund may lend its portfolio securities to broker dealers and other financial institutions desiring to borrow securities to complete transactions and for other purposes. In connection with such loans, the Fund receives liquid collateral equal to at least 102% of the value of the domestic portfolio securities being lent and 105% of the value of the foreign portfolio securities being lent. This collateral is marked to market on a daily basis (an accounting practice that involves adjusting the value

~~global supply chains and economic activity, increasing rates of unemployment and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The outbreak of the COVID-19 pandemic has, at times, had, and is expected to continue to pose a risk of having, a material adverse impact on the Fund’s market price, NAV and portfolio liquidity among other factors. These impacts will likely continue to some extent as the outbreak persists and potentially even longer. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, present material uncertainty and risk with respect to the Fund and the performance of its investments. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s performance, portfolio liquidity, ability to pay distributions and make share repurchases.~~

Cyber Security Risk. The Fund is susceptible to operational risk through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding buy may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the securities issuers or the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or subadvisor, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. Although the Fund has established risk management systems designed to reduce the risks associated with cyber security, there is no guarantee that such efforts will succeed. The Fund has no direct control over the cyber security systems of issuers or third-party service providers.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. In managing the Fund’s portfolio securities, the Advisor will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Advisor’s decisions relating to the Fund’s duration will also affect the Fund’s yield, and in unusual circumstances will affect its share price. To the extent that the Advisor anticipates interest rates imprecisely, the Fund’s yield at times could lag those of other similarly managed funds.   The judgments  of  portfolio managers  regarding  the  attractiveness, value,  and potential appreciation of a particular security in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. Market risk is the risk that a particular security, or shares of the Fund in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates